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                       ENACT Health Management Systems
                            1975 W El Camino Real
                                  Suite 306
                           Mountain View, CA 94040

                               March 30, 1998


VIA EDGAR
---------

Securities and Exchange Commission
Mail Stop 3-5
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

        RE:  ENACT Health Management Systems
             REGISTRATION STATEMENT ON FORM S-1
             FILE NO. 333-41259

Ladies and Gentlemen:

I am writing with respect to the above-referenced registration statement (the "Registration Statement") which was filed with the Commission on November 28, 1998, as amended on December 18, 1997, January 16, 1998, February 5, 1998, February 10, 1998 and February 11, 1998. By this letter, the Company hereby requests that the Registration Statement be withdrawn effective immediately. No sales were made pursuant to the prospectus included in the Registration Statement. The Company and its underwriters have determined that, due to current market conditions, a public offering of the Company's Common Stock as contemplated by the Registration Statement is not viable at this time.

If you have any questions regarding this matter, please call J. Howard Clowes or Andrew M. Jacobson of Gray, Cary Ware & Freidenrich, LLP, the Company's counsel, at (650) 328-6561.

                                    Very truly yours,

                                    ENACT Health Management Systems, Inc.


                                    By:   /s/ Henry Evans
                                       --------------------------------------
                                          Henry Evans
                                          Chief Financial Officer


cc:  Joseph Pascale, Securities and Exchange Commission
     J. Howard Clowes, Esq.
     Jeff Preusse, The Nasdaq Stock Market